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                            February 26, 2021

       Brett Sandercock
       Chief Financial Officer
       ResMed Inc.
       9001 Spectrum Center Blvd.
       San Diego, CA 92123

                                                        Re: ResMed Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            File No. 001-15317
                                                            Filed August 13,
2020

       Dear Mr. Sandercock:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2020

       Item 15 - Exhibits and Consolidated Financial Statement Schedules, page
89

   1. We note that there was no consent provided in Exhibit 23.1 as indicated. Please amend to file a consent signed
by your independent registered certified public accounting firm.
                                                        Refer to Item
601(b)(23)(i) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brett Sandercock
ResMed Inc.
February 26, 2021
Page 2

       You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameBrett Sandercock                      Sincerely,
Comapany NameResMed Inc.
                                                        Division of Corporation
Finance
February 26, 2021 Page 2                                Office of Life Sciences
FirstName LastName